EXHIBIT 12

STATEMENTS RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars Except Ratios)

	For the Three Months Ended March 31, 2003	For the Six Months Ended June 30, 2003	For the Nine Months Ended September 30, 2003	For the Twelve Months Ended December 31, 2003
Fixed Charges:
Consolidated interest cost and debt expense	$29	$58	$87	$117
Interest allocable to rental expense(b)	12	23	36	48

Total	$41	$81	$123	$165

Earnings:
Consolidated income before income tax expense	$134	$262	$436	$495
Minority interest in net income of subsidiaries having fixed charges	5	8	12	15

Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	1	2	3	3
Equity (income) loss of less-than-50-percent-owned investees	(2)	(1)	18	14
Dividends received from less-than-50-percent-owned investees	3	5	9	13
Fixed charges	41	81	123	165
Interest capitalized	(1)	(1)	(2)	(3)
Amortization of previously capitalized interest	—	1	1	2

Total	$181	$357	$600	$704

Ratio of Earnings to Fixed Charges	4.41	4.41	4.88	4.27

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all entities that are controlled (generally more than 50 percent owned) and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not consolidated are accounted for by the equity method.
(b)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.